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                                                                      Exhibit 13

                   AGREEMENT AND PLAN OF COMPLETE LIQUIDATION

This Agreement and Plan of Complete Liquidation, dated as of December 14, 2004, between General American Life Insurance Company, a Missouri life insurance company (hereinafter referred to as "GALIC"), and Equity Intermediary Company, a Missouri corporation (hereinafter referred to as "EIC").

                              W I T N E S S E T H:

WHEREAS, the Board of Directors of EIC has authorized the dissolution and complete liquidation of EIC in order to reduce administrative expenses;

WHEREAS, GALIC, the owner of 100 percent of the capital stock of EIC issued, outstanding stock and entitled to vote on the matters that are the subject of this Agreement and Plan of Complete Liquidation (consisting of 100 shares of Common Stock, having a par value of $1.00 per share,) is agreeable to the dissolution and complete liquidation of EIC; and

WHEREAS, the fair market value of the assets of EIC exceeds the liabilities of EIC on the date hereof and is expected to exceed such liabilities on the date of any distribution.

NOW, THEREFORE, in consideration of the mutual promises contained herein, the parties hereto agree as follows:

     1. Subject to compliance with any applicable regulatory requirements, GALIC hereby consents to the dissolution and complete liquidation of EIC in accordance with the provisions of Section 351.464 of the General Business and Corporation Law of the State of Missouri.

     2. GALIC shall surrender to EIC for cancellation and retirement certificates representing all the issued and outstanding stock of EIC currently held by GALIC.

     3. EIC, in full and complete liquidation, shall transfer to GALIC as liquidating distributions on or prior to December 31, 2004, those assets listed in Schedule A hereto, which assets constitute all or substantially all of the assets of EIC.

     4. Upon the transfer to GALIC of the assets listed in Schedule A, GALIC shall be deemed to have assumed, without any further action on its part, and shall thereafter be liable for, all the liabilities and obligations of EIC (including, but not limited to, tax liabilities).


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     5.   EIC shall execute, acknowledge and file a Certificate of Dissolution for EIC with the Secretary of State of the State of Missouri in compliance with Section 351.468 of the General Business and Corporation Law of the State of Missouri.

     6. GALIC and EIC shall execute and deliver any documents or certificates, and take such further actions, as may be required or appropriate to effectuate the dissolution and complete liquidation of EIC and to carry out the intent and purposes of this Agreement and Plan.

This Agreement and Plan constitutes the complete understanding of the parties and may not be amended except by a written amendment jointly executed.

IN WITNESS WHEREOF, the parties have executed this Agreement and Plan of Complete Liquidation at New York, New York, as of the date first above written.


GENERAL AMERICAN LIFE INSURANCE COMPANY


By: /s/ Anthony J. Williamson
    --------------------------------------
    Name:  Anthony J. Williamson
    Title: Senior Vice President and Treasurer


EQUITY INTERMEDIARY COMPANY


By: /s/ Anthony J. Williamson
    --------------------------------------
    Name:  Anthony J. Williamson
    Title: Vice President and Treasurer


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